14 February, 1997



VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Lipton Financial Services
     -------------------------

Ladies and Gentlemen:

Attached for filing on behalf of Roger Lipton is Form 13D.

If you have any questions with respect to the enclosed materials, please do not hesitate to call the undersigned.

Very truly yours,

LIPTON FINANCIAL SERVICES



By: /s/ Roger Lipton
    ----------------
    Roger Lipton


Enclosures
cc:  George R. Chapdelaine

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                          Boston Restaurant Associates
--------------------------------------------------------------------------------
                                (Name of issuer)


                            Common Stock and Warrants
--------------------------------------------------------------------------------
                         (Title of class of securities)


                             Common Stock 101122109
                             Warrants     101122125
                 ----------------------------------------------
                                 (CUSIP number)



                                                       (212) 744-7516 (H)
       Roger Lipton, 983 Park Ave, New York, NY 10023  (212) 207-3700 (W)
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    8/21/96
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
|-----------------------------|                     |------------------------|
|CUSIP Nos. Common 101122109  |                     |    Page 2 of 4 Pages   |
|           Warrants 101122125|                     |                        |
|-----------------------------|                     |------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Roger Lipton & Affiliates  ###-##-####                          |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [X]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |  Personal Funds - for investment purposes only                   |
|         |  PF                                                              |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  USA - New York City                                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER          Common       Warrants  |
|                |     |   Mary Lipton (Spouse)        35,000        0       |
|     SHARES     |     |   Roger Lipton               238,880       76,000   |
|                |     |   RHL Associates             264,270       90,000   |
|  BENEFICIALLY  |     |   Leslie Lipton (Daughter)     5,000        0       |
|                |     |   Lipton Family Found.         4,005        0       |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|                |     |                                                     |
|   REPORTING    |  8  |   SHARED VOTING POWER                               |
|                |     |   Purchased between 4/30/95 and 8/21/96             |
|    PERSON      |-----|-----------------------------------------------------|
|                |     |                                                     |
|     WITH       |  9  |   SOLE DISPOSITIVE POWER                            |
|                |     |   Same as No. 7                                     |
|                |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   Same as No. 8                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |  Mary Lipton, 35,000 Common/0 Warrants                           |
|         |  Roger Lipton, 238,880 Common/76,000 Warrants                    |
|         |  RHL Associates, 264,270 Common/90,000 Warrants                  |
|         |  Leslie Lipton, 5,000 Common/0 Warrants                          |
|         |  Lipton Found., 4,005 Common/0 Warrants                          |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |  Common Stock: 547,155   Warrants: 166,000   Total: 713,1555     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  Common Stock 10.9%     Warrants 3.2%                            |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *    Mary Lipton (IN);                 |
|         |  Roger Lipton (BD); RHL Associates L.P. (PN);                    |
|         |  Lipton Foundation (OO); Leslie Lipton (IN)                      |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 4 Pages


Item 1:  Security and Issuer
----------------------------

         a)  Security:    Common stock
                          Warrants

         b)  Issuer:      Roger Lipton & Affiliates
                          399 Park Avenue, 27th Floor
                          New York, NY 10022-4614
                          U.S.A. citizen

Item 2:  Identity
-----------------

         Roger Lipton & Affiliates (BD)
         399 Park Avenue, 27th Floor
         New York, NY 10022-4614
         U.S.A. citizen

Item 3:  Source
---------------

         Personal funds

Item 4:
-------

         Roger Lipton is a member of the Board of Directors of Boston Restaurant Associates, Inc.

Item 5:
-------
                                                          Common       Warrants
         Sole Voting Power:  Mary Lipton (spouse)          35,000          0
                             Roger Lipton                 238,880       76,000
                             RHL Associates               264,270       90,000
                             Leslie Lipton (daughter)       5,000          0
                             Lipton Family Found            4,005          0

Item 6:
-------
                                                          Common       Warrants
         Sole Voting Power:  Mary Lipton (spouse)          35,000          0
                             Roger Lipton                 238,880       76,000
                             RHL Associates               264,270       90,000
                             Leslie Lipton (daughter)       5,000          0
                             Lipton Family Found            4,005          0

Item 7:
-------

         Not applicable

                                                              Page 4 of 4 Pages


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Roger Lipton
-----------------------------                     ------------------------------
          Date                                        Signature


                                         General Partner Roger Lipton Associates
                                         ---------------------------------------
                                                     Name/Title